November 22, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Division of Corporation Finance

Re:          Brookfield Renewable Energy Partners L.P.

Application for Qualification on Form T-3

Filed on October 25, 2011 and amended on November 22, 2011

File No. 022-28960-03

Dear Sir or Madam:

The undersigned hereby respectfully requests acceleration of effectiveness of the above-captioned Application for Qualification on Form T-3 to 11:00 a.m. (Washington D.C. time) on November 22, 2011, or as soon as practicable thereafter.

In addition, Brookfield Renewable Energy Partners L.P.  (the “Company”) acknowledges that:

•      should the U.S. Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•      the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•      the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Christopher A. Roehrig of Torys LLP at (212) 880-6310 with any questions you may have concerning this request. In addition, please notify Mr. Roehrig when this request has been granted.

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P., by its general partner 2288509 Ontario Inc.

/s/ Jane Sheere
Name:	Jane Sheere
Title:	Secretary